上海英国学校租赁合同（浦西校舍）

Contract of Building Lease
to The British International School, Shanghai
(The School building of Puxi campus)

上海澄元投资管理有限公司（以下简称甲方）
Shanghai Chengyuan Investment Management Co.Ltd (hereinafter referred to as Party A)
地址：上海市闵行区纪翟路 2788 号 18 幢-D6，邮编：201107
Address: Room 18-D6, No. 2788, Jidi Road, Minhang District, Shanghai. Zip code: 201107
电话：62211022，传真：62212615
Tel: 62211022, Fax: 62212615
代表：侯能聪，职务：总经理
Representative: HOU Nengcong Title: General Manager

上海英国学校（以下简称乙方）
The British International School, Shanghai (hereinafter referred to as Party B)
地址：沪南公路 2729 弄康桥半岛 600 号，邮编：201315
Address: 600 Cambridge Forest New Town, 2729 Hunan Road. Zip code: 201315
电话：+44 161 494 4191 传真：+44 161 491 4517
Tel: +44 161 494 4191, Fax: +44 161 491 4517
代表人：Andrew Fitzmaurice 职务：上海英国学校董事长
Representative: Andrew Fitzmaurice Title: Chairman of The British International School, Shanghai

甲乙双方根据《中华人民共和国合同法》，本着互惠互利的原则，现就金光路校舍租赁有关事项协议如下：

Pursuant to the 《Contract Law of the People' s Republic of China》 and based on the principle of mutual benefit, Party A and Party B have hereby entered into this Contract, regarding the lease of Premises located at the Jinguang Road, Shanghai.

1、 定义及解释(Definitions and Interpretations)

在本租约中，除非上下文另有规定，否则下列意思适用：

In this lease, the following meanings apply unless the context requires otherwise:

"公用地方"指甲方和/或物业管理人员不时合理制定共开发项目的住户及其授权者共同使用的在租赁房屋和/或开发项目内的所有地方、设施、装置、机器、设备和服务媒介（专供租赁房屋使用的除外），包括但不限于出入道路、行人通道、共用入口、楼梯、升降梯、自动扶梯、道路、前院、货物起卸区、停车场、绿化地带；

"Common Parts" means all areas, facilities, machinery, equipment and Service Media (other than those serving the premises exclusively) within the Premises and /or the Development from time to time as may be reasonably designated by Party A and/or the Manager for the common use of any of the occupiers of the Development and those authorized by them including, without limitation, the

access roads, pedestrian ways, common entrances, staircases, lift, escalators, roads, forecourts, loading bays, parking areas, landscaped areas;

"政府"指中华人民共和国政府；
"Government" means the government of the PRC;

"物业管理人"指甲方和/或业主管理委员会不时委派其管理开发项目的人、商号或公司；

"Manager" means the person, firm or company appointed from time to time by Party A and/or owners' management committee to manage the development project;

"允许用途"指本合同第2.3条规定的用途；
"Permitted Use" means the use specified in the Article 2.3 thereafter;

"租赁房屋"指本合同第2条所述的房屋的每个部分，包括：
"Premises" means the each and every part of the premises described in the Article 2 thereafter, including:

（i） 租赁房屋的所有增建和改建；
All additions and improvements to the Premises;

（ii） 租赁房屋内的所有固定附着物和装设（不论是结构性或非结构性），不论是否原有附着其上，但乙方为其业务目的而安装并可在无损于租赁房屋的情况下从租赁房屋中拆除的任何固定附着物除外；
All fixtures and fittings (whether structural or non-structural) in the Premises whether or not originally fixed to them except the fixture installed by Party B for the purposes of its business that can be removed from the Premises without defacing the premises;

（iii） 对外墙的内部及对任何结构柱所涂的终饰；
The finishes applied to the interior of the external walls and to any structural columns;

（iv） 门、窗、门框及窗框；
The doors, windows and the frames;

（v） 电梯（如有的话）或者楼梯以及租赁房屋的所有内部入口或通道；
Elevators (if any) and staircases and all internal access or passages in the Premises;

（vi） 开发项目内供租赁房屋专用的服务媒介；
The Service media in the development project that serve the Premises;

"规定利息"指日息0.05%；
"Prescribed Rate" means 0.05% per day;

"租金"指本合同第5条中详列的租金；
"Rent" means the rent as detailed in the Article 5 of the Contract;

"服务媒介"指租赁房屋和/或开发项目内不时存在的道路、小径、下水道、排水管、排水沟、管道、输送管、电线、烟囱、光纤干线及其他输送、电讯和信息技术媒介，包括任何装

修、百叶窗、通风帽及其他覆盖物及辅助器具；

"Service Media" means roads, pathways, sewers, drains, gutters, pipes, ducts, wires, chimneys, fiber optic backbone and other conducting, telecommunications and IT media from time to time in the Premises and/or the development project including and fixing, louvres, cowls and other covers and ancillary apparatus;

"租期" 指本合同第 4 条所详述的年限及其后的任何延长期限；

"Term" means the term of years as detailed in the Article 4 thereafter and any period of holding over thereafter;

"公共事业设施" 指污水排放、水、电、煤气、电讯及信息发送；

"Utilities" means the sewage drainage, water, electricity, gas, telecommunication and information;

"工作日" 指在中国的银行一般开门营业的一日。

"Working Day" means any day on which banks in PRC generally are open for business;

2. 租赁的房屋(About the Property for Lease)
   2.1. 地理位置：双方同意本项目的位置在金光路以西，蟠龙港以北（见附图），一期占地面积 17900 平方米，二期占地 12331 平方米。

   Location: Both parties have agreed that the project shall be located at the west of the Jinguang Road and the north of Panlong River (location map attached), the 1st phased area about 17900 square meters and the 2nd phased area is about 12331 square meters. ;

   2.2. 双方同意在一期用地上建设建筑面积约为 15500 平方米的校舍 1 幢。乙方希望于 2011 年 9 月开学。

   Both parties have agreed to construct a school building with approximately 15,500 construction square meters on the first phase of the land, and Party B expects to start to use the building in September 2011.

   2.3. 乙方同意甲方采用买断或租赁方式取得二期用地，甲方承诺于 2011 年 3 月前取得该地块的相关法律手续，并在后续的 6 个月内由乙方出资在二期用地建设室外天然草坪足球运动场，并于 2011 年 9 月份与一期校舍同时启用。

   Party B agrees Party A to get the second phase of the land by either buying or leasing, Party A guarantees that all the legal procedure for getting the said land use right shall be completed before March 2011. In the following six months, Party B will be responsible for sport lawn on the second phase of the land. And the sport lawn shall be available for school in September 2011.

3. 校舍的建造（Construction of School Building）
   3.1. 乙方将提供一份涵盖全面的功能/空间详情的概念设计方案给甲方。

   Party B shall provide Party A one conceptual design with comprehensive details regarding function/space.

3.2. 甲方根据乙方提供的全面功能和空间详细概念设计，设计出校园和校舍得效果图和施工设计图给乙方审核同意。该效果图和施工设计图纸是本合同的附件，是本合同的组成部分。

Based on the conceptual design provided by Party B, Party A shall design the artist impression and construction drawings for the campus and buildings for the examination and approval by Party B. The said drawings are attachments to this Contract and are parts of this Contract.

3.3. 甲方建造校舍应使用西郊庄园别墅类似的材料，建筑物的结构使用寿命应超过 25 年。

When constructing the school buildings, Party A shall use materials similar to those for Forest Manor and the service life of the buildings' structure shall be more than 25 years.

3.4. 甲方在收到乙方所提供的完整资料并确认没有遗漏后将于 2 个月内完成初步设计。

When receiving the integrated data provided by Party B and confirming that there is nothing missed, Party A shall finish the design within 2 months.

3.5. 初步设计完成并经乙方确认后，甲方将于 2 个月内完成施工图。

When completing the preliminary design and being confirmed by Party B, Party A shall finish the construction drawings within 2 months.

3.6. 施工图完成并经乙方确认后，甲方将于 12 个月内完成建筑物土建施工。房屋必须在 2010 年 12 月 31 日之前完工交付。

When finishing the construction drawings and getting the confirmation from Party B, Party A shall complete the civil construction of the building within 12 months. The buildings must be completed and handed over no later than December 31, 2010.

3.7. 乙方将在 8 个月内完成校舍的内部装修工程，甲方承诺将与乙方同时完成校区四周围墙、入口道路、景观美化及运动草坪工作，并清理现场。

Party B will finish the fitting out of the school buildings within 8 months. Party A shall promise to finish the fencing around the school, the entry path, landscape and sports lawn work at the same time, and clear up the site.

3.8. 建造校舍主体结构（按照施工设计图纸标准）的资金由甲方承担。内部装修由乙方自行进行，其资金由乙方承担。

Party A shall undertake all the cost for the main structure of the school buildings (based on the specifications of the construction drawings) while the fitting out shall be conducted by Party B at Party B's own expenses.

4. 租期（Term of lease）

学校的校舍租赁期从 2011 年 9 月 1 日开始，期限 25 年，至 2036 年 8 月 31 日止。乙方应当有权选择是否续约，每次续约展期为五年。乙方必须在租赁期或展约期的最后一年的 8 月 30 日之前书面通知甲方是否续约。在续约通知发出后的一个月之内，甲乙双方将就展约期的租金额达成协议（见本合同第 5.3 条）

The lease term of the school buildings shall be 25 years, commencing on September 1, 2011 and ending on August 31, 2036. Party B shall have an option to extend the lease for another 5 years upon the expiration of the lease term. Party B must serve a written notice of its intention to exercise a five year extension option by August 31st in the year preceding the expiration of the lease term. The parties will agree on the rental for the five year extension (As Article 5.3 hereof) within one calendar month of the notice being served.

5. 租金标准（Rent）

5.1 租金按校舍的建筑面积为计价单位。校舍的建筑面积以上海市房屋土地资源管理局颁发的上海市房地产权证上的建筑面积为准。

The rent shall be calculated based on the construction square meter of the school buildings, which shall be based on the figure shown on Shanghai Certificate of Real Estate Ownership issued by Shanghai Housing and Land Resources Administration Bureau.

5.2 学校校舍的租赁费单价为每年 135 美金/M^2（美金与人民币的汇率固定为 1 美元= 8.25 元人民币），或每年人民币 1113.75 元/M^2。

The rental of school buildings is USD135 per square meter per year, or RMB1113.75 per square meter per year based on the fixed exchange rate at USD1.00=RMB8.25.

5.3 从 2036 年 9 月 1 日开始根据当时教学用房价格，租金另行协商。

From September 1, 2036 on, the rent shall be adjusted with reference to comparable rents for school building in Shanghai at the appropriate time.

6. 租金的支付（Payment）

6.1 租金按先付租金后租赁使用的原则进行。乙方于 2011 年 8 月 31 日前支付第一笔租金，之后租金每年分四次支付，即每年当年的 3 月底、6 月底、9 月底、12 月底。

Part B shall pay the first rental payment by 31st August 2011, after which, the rent shall be paid four times each year, respectively at the end of March, June, September and December of the year.

6.2 甲方在收款前，应向乙方开具同等金额的正式发票。

Party A shall issue an official tax invoice to Party B of the equivalent amount when collecting the rent.

7. 物业管理人（Property Management）

甲方将租赁房屋交付乙方后，乙方须自行对租赁房屋进行保安、保洁等物业管理，并承担物业管理的相关费用，但乙方无须向甲方支付任何物业管理的费用。

After Party A delivers the property for lease to Party B, Party B shall undertake all of the security, cleaning and other property management work by itself, and it shall also bear the related expenses therefore. However, Party B shall not pay any property management expenses to Party A.

8. 优先承租权 (Priority Lease Right)

本合同约定的租赁期满，在同等条件下，乙方有优先承租权。如乙方在本合同租赁期满后继续租赁，甲乙双方应另行签订租赁合同。

Upon the expiration of this Contract, Party B shall have the priority lease right under the same conditions. If Party B renews the lease after the expiration of the lease term as provided in this Contract, Party A and Party B shall execute a separate lease contract.

9. 租赁终止的约定 (Expiration of the Lease)

乙方租赁期满，乙方在租赁期间，对校舍所进行的装潢应无偿归甲方所有。

Upon the expiration of Party B's lease, the fitting out in the school buildings during Party B's lease term shall belong to Party A, free of charge.

10. 双方的责任 (Responsibilities of both Parties)

10.1 甲方的责任 (Party A's Responsibilities)

10.1.1 甲方保证校舍四周的防护、入口道路、景观美化以及小区的草坪覆盖等在内的所有外部环境，在学校开学前必须得以完工、清理。

Party A guarantees to finish and clear up the exterior environment of the school buildings including the fencing, entry path, landscape and lawns, and complete such work before the opening of school at the Premises.

10.1.2 甲方承担出租房屋的房产权、土地使用费、租赁税金及所有应付税费。

Party A shall undertake the property right, land use fees, leasing taxes and all payable taxes of the property for lease at the Premises.

10.1.3 甲方须按照乙方要求进行校址（包括租赁校舍）的建设、安装，提供通过政府验收备案的校址（包括租赁校舍）并出租给乙方能正常使用二十五年。

Party A shall conduct the construction and installation of the Premises (including the School Buildings for Lease), provide and lease the Premises (including the School Buildings for Lease) in good quality to Party B.

10.1.4 甲方提供的租赁校舍以及其它安装在租赁校舍内所有设施和设备（包括但不限于配电箱、水泵等）在合同规定的相关保修期内由甲方负责相关维修并承担费用，保修期过后，由乙方负责维修与更新，并承担相关费用。乙方负责日常设备（包括但不限于中央空调、水泵等）维护维修、易损件更换，及乙方原因造成损坏的设备、配件的更换与维修，费用由乙方承担。

Within the relevant maintenance period as provided below in this Contract, Party A shall be responsible for the maintenance of the School Buildings for Lease as well as all the other fixtures and fittings (including without limitation the Distribution Box, water pumps, etc.) installed inside the School Buildings for Lease and bear the related expenses. After the relevant maintenance period as described below expires, Party B shall be responsible for the maintenance and bear the related expenses. Party B shall be responsible for the maintenance of the daily-use equipment (including without limitation the central air conditioners and water pumps) and the replacement the wearing parts as well as the replacement and maintenance of the fittings and parts damaged due to Party B's actions.

1） 基础设施工程、地基基础工程和主体结构工程保修期为设计文件规定的该工程的合理使用年限 50 年。

The maintenance period of basic facilities, ground base and main body structure construction is 50 years from the start of the lease.

2） 屋面防水工程保修期为 25 年。

The maintenance period of the roof waterproofing is 25 years from the start of the lease.

3） 有防水要求的卫生间与房间和外墙面的防渗漏保修期为 25 年。

The maintenance period of waterproof ordered toilets and rooms, and against leakage of the exterior walls, is 25 years from the start of the lease.

4） 地下室及管道渗漏保修期为 25 年。

The maintenance period against leakage in any cellar or pipe is 25 years from the start of the lease.

5） 门窗翘裂、五金件损坏保修期为 3 年。

The maintenance period against warping of, or flaws in, the doors and windows is 3 years from the start of the lease.

6） 电气管、给排水管道、电缆、设备安装保修期为 25 年。

The maintenance period for pipe and lines for electricity, drains, cables and installed equipment is 25 years from the start of the lease.

7） 灯具、电器开关损坏保修期为 6 个月。

The maintenance period of switches of lamps and electrical appliances is 6 months from the start of the lease.

8） 管道堵塞保修期为 2 个月。

The maintenance period against pipe clogging is 2 months from the start of the lease.

9） 其他部位、部件的保修期限，由甲乙双方协商约定。

As other parts of building, the maintenance period should be discussed and determined by Party A and B.

10.1.5 甲方需配合乙方提供申请国际学校办学许可证所需的所有有关土地与物业的证明资料和文件。

Party A should provide any documents of the land and property to Party B to obtain the school license of the British International School, Shanghai.

10.2 乙方的责任（Party B's Responsibilities）

    10.2.1 乙方在租赁期内发生的水、电、煤气、通讯费用由乙方承担。

        The expense for water, electricity, gas and communication incurred by Party B during the lease term shall be borne by Party B.

    10.2.2 乙方应按本合同规定的允许用途合法使用租赁校舍，不得擅自改变使用性质；如乙方需将租赁校舍转租第三方，必须征得甲方的书面同意。但同时，甲方不得无故拒绝乙方的请求。

        Party B shall legally use the School Buildings for Lease according to the permitted uses as provided in this Contract, and may not change the nature of use; and Party B must get written approval from Party A if it wants to sublease the School Buildings for Lease to a third party. Neither of these permission /approval shall be withheld unreasonably.

    10.2.3 乙方不得在租赁校舍内存放危险物品。否则，如租赁校舍及附属设施因此受损，乙方应承担全部责任。

        Party B may not store hazardous materials in the School Buildings for Lease and shall undertake all liabilities if the School Buildings for Lease and the auxiliary facilities are damaged by breach of this section.

11. 甲方的契约承诺和协议（Party A's covenant and agreements）

    甲方向乙方契约承诺并同意（在乙方适当交妥租金及服务收费且没有违反本租约的前提下）如下：

Party A's covenants and agrees with Party B (Subject to Party B duly paying the rental and not breaching this Contract) as follows:

11.1 甲方拥有租赁房屋土地使用权及租赁房屋上的一切建筑的合法所有权，亦拥有合法权利与乙方签订本租约；

    Party A shall own the legal title to the land use right in respect of the leased property and all the buildings inside the School Buildings for Lease, and it also has the lawful right to enter into this Contract with Party B;

11.2 甲方已就租赁房屋土地使用权向政府支付一切费用和收费；

    Party A has paid all the fees and charges to the government in relation to the land use right over the School Building for Lease inside the Premises;

11.3 截至本租约日期，租赁房屋并不受任何现有的抵押权或法定抵押权所约束，而甲方设定的影响校址内租赁校舍的任何将来的抵押权或法定抵押权应以本租约为前提，并保证乙方在本合同项下的一切权益不受损害；

    The School Buildings for Lease have not been subject to any existing mortgage or legal charge as of the date of this Contract, and any future mortgage or legal charge created by Party A affecting the School Buildings for Lease inside the Premises shall be subject to this Contract and Party A shall undertake that all the rights and interests of Party B under this Contract would not be damaged;

11.4 甲方将租赁房屋出租给乙方独家使用和占有，使乙方可在租赁房屋营办一家国际学校。甲方同意，乙方及其被邀请认可在全日 24 小时自由和不受干扰地通过开发项目内的公用地方进入租赁房屋，但须遵守物业管理人的登记和保安要求；

Party A leases the Premises to Party B for Party B's exclusive use and possession and in order to enable Party B to operate an international school at the Premises. Party A agrees that Party B and its invitees shall have 24-hour free and uninterrupted right of entry to the Premises through the public area within the Development subject compliance of the registration and security requirement by the manager;

11.5 甲方应对租期开始前已发生的在租赁房屋使用的公用事业设施一切收费负责；

Party A shall be responsible for all charges for Utilities consumed at the Premises that were incurred before the commencement of the lease Term;

11.6 如果乙方希望将现有服务媒介的容量增加至超过保证容量，则如甲方自己认为（该决定是最终的）上述增容不会干扰开发项目的其他部分，甲方将尽其合理努力协助乙方与有关的公用事业设施供应商联系，增加提供给租赁房屋的公用事业设施的容量。

If Part B wishes to increase the capacity of the existing Service Media beyond the warranted amounts, to the extent that such would not interfere with the rest of the Development as in the sole opinion of Party A (which decision shall be final), Party A will use its reasonable endeavor to assist Party B to liaise with the relevant utility providers to increase the capacity of Utilities provided to the Premises.

11.7 除本合同所列的款项外，乙方无须就租赁校舍或乙方对租赁校舍的使用再支付甲方任何费用。

Except as expressly and specifically set forth in this Contract, Party B shall not have any further obligation to pay any expenses to Party A in relation to the School Building for Lease or the use of the School Buildings for Lease by Party B.

12. 乙方的保险（Party B's Insurance）

12.1 向领有有效的中国营业执照的有信誉的保险公司，购买和维持以下各项的充分保险：

To effect and maintain adequate insurance cover with a reputable insurance company which holds a valid business license in PRC in respect of:

12.1.1 为租赁房屋内财产（包括但不限于所有家具、乙方的固定附着物、装设、设备、样品、个人物品和库存）因火灾及外来风险的任何损失或损坏按全部重置投保保险，包括（但不限于）本租约下明示或默示豁免甲方承担的那些险别或情况。

Any loss or damage to property within the Premises including without limitation all furniture, Party B's fixtures, fittings, equipment, samples, personal effects and stock in their full replacement value against fire and extraneous perils including without limitation those risks, perils or under circumstances for which Party A's liability is expressly or impliedly excluded under this Lease.

12.1.2 在与履行工作做直接有关并在租赁房屋或其附近发生的意外事故中对第三方造成

死亡或人身伤害或对属于第三方财产造成损失或损坏的损害赔偿的保险。

Damages in respect of death of or personal injury to third parties, or in the vicinity of the Premises.

12.2 甲方不时要求时，向甲方提供保险单，连同上一次缴付保费的收据，以及保险公司发出的证明已缴足保费而且保险单继续有效的证明书；

To produce to Party A when required by Party A from time to time the policy of insurance together with a receipt for the last payment of premium and a certificate from the insurance company that the policy is fully paid up and is valid and subsisting;

12.3 在合理可行的情况下，尽快将根据第12.1条购买的任何保险单项下的一切赔款用于修补损失；

As soon as reasonably practicable to apply all money received under and policy effected under Article 12.1 in making good the losses in respect of which it was paid;

12.4 如租赁房屋有任何损坏，立即通知甲方；

To notify Party A promptly of any damage to the leased property;

12.5 未经甲方书面同意，不投保可能减少甲方可收取的保险金的任何保险；

Not without Party A's written consent to effect any insurance which may reduce the insurance money receivable by Party A.

13. 违约责任(Liabilities for Breach of Contract)

13.1 本合同签署后，如甲方完成了设计图纸，乙方不再要求施工，也不再需要建造校舍，乙方应赔偿甲方图纸设计费用和前期费用。

After the Contract is signed, if party A finished the design drawings, but Party B no longer requests the construction and the building of campus, Party B shall compensate Party A for the drawing design expenses and initial expenses.

13.2. 如在甲方开始进行施工后，乙方放弃对于该项目的租赁，乙方应赔偿甲方投资额的50%。

Should Party B give up the lease of said project after Party A starts the construction, Party B shall compensate 50% of Party A's investment.

13.3. 非因甲方原因或不可抗力，乙方超过计租日 15 日后仍未支付租金，每逾期一天，按当期应付该季度租金的万分之五向甲方支付违约金。乙方逾期 3 个月不支付租金，甲方有权提出书面通知，与乙方协议是否解除本合同。。

If Party B fails to pay the rent after 15 days as of the rent payment date, Party B shall pay a default fine at 0.05% of the rent for the corresponding quarter to Party A for each overdue day, unless Party A is responsible for such delay or force majeure causes such delay. If Party B fails to pay a rental payment within three months of such rental payment becoming due and payable, Party A shall serve a written notice and negotiate with Party B whether to terminate this Contract.

14. 合同的生效 (Effectiveness of Contract)

本合同经甲乙双方签字盖章，并在甲方取得与本合同一期项目相关的国有土地使用证、建设用地规划许可证、建筑工程规划许可证、建筑工程施工许可证后生效。

This Contract shall go into effect after being signed and sealed by Party A and Party B and after Party A has obtained the State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit relating to the 1st phase of the development project of this Contract.

15. 其他条款 (Other Provisions)

15.1 如因不可抗力的原因而使该校舍及其设备损坏的，双方互不承担责任。如果此情况延续达 5 周或更长时间，乙方有权终止租赁，无须向甲方支付任何赔偿用以修理或重建租赁房屋。

If such school buildings and the fittings thereof are damaged due to the reason of force majeure, the Parties shall not undertake liabilities against each other. If such circumstances continue for five weeks or more, Party B shall have the right to terminate the lease without paying any compensation to Party A to repair or rebuild the leased property.

15.2 本合同在履行中若发生争议，甲乙双方应采取协商办法解决。协商不成时任何一方均可将争议提交中国国际经济贸易仲裁委员会在上海仲裁。

In case any disputes arise out of the performance of this Contract, Party A and Party B shall settle them through negotiation. If the dispute could not be settled through negotiation, any Party may refer such disputes to China International Economic and Trade Arbitration Commission for arbitration in Shanghai.

15.3 该校舍在租赁期内所要缴纳的税费，由各方按国家规定各自承担。

Each Party shall undertake its taxes payable during the lease term in accordance with the State's regulations.

15.4 本合同未尽事项，甲乙双方可另行议定，合同附件与本合同具有同等法律效力。

Any unsettled matters of this Contract shall be subject to further discussion between Party A and Party B. The Schedules to this Contract shall have the same legal effect with this Contract.

15.5 本合同一式四份，甲乙双方各执贰份。

This Contract is made in four copies and each Party holds two copies.

15.6 保密责任：为保护双方商业秘密，甲乙双方承诺，任一方对因本协议谈判、签订获知的对方的商业秘密及本协议本身内容承担保密义务；泄密方将对因泄密行为给对方造成的损失承担全部赔偿责任。

Duty of confidentiality: in order to protect the business secrets of the Parties, Party A and Party B promise that, any Party shall undertake the duty of confidentiality over the business secrets of the other Party known as a result of the negotiation and execution of this Contract as well as the contents of this Contract; and the disclosing Party shall undertake all the compensation liabilities for the loss caused to the other Party due to its secret disclosing act.

15.7 适用法律：本合同适用于中华人民共和国法律。
The laws of the People's Republic of China shall apply to this Contract.

15.8 文字
本合同以中、英文两种文字写成。两种文本均有同等法律效力。如两种文本有任何不一致之处，以中文文本为准。
This Contract is written in English and Chinese. Both versions have the same legal force. In case of any discrepancy between the two versions, the Chinese version shall prevail.

甲方：上海澄元投资管理有限公司
Shanghai Chengyuan Investment Management Co. Ltd

盖章(seal)：

代表签字：
Signature of Representatives

乙方：上海英国学校
The British International School, Shanghai.

盖章(seal)：

代表签字：
Signature of Representatives

签约日期：2010 年 2 月 25 日

Date: